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Exhibit 12

CompuDyne Corporation
Earnings to Fixed Charges
Calculation Based on SEC format
(in thousands)

			Nine Months Ended		Fiscal Year Ended December 31,
			09/30/03	09/30/02	2002	2001	2000	1999	1998
(1)	Earnings
	(a)	pretax income from continuing operations, before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	4,935	2,731	2,840	5,724	5,590	4,259	1,210
	(b)	fixed charges (line (2)(vi))	1,079	1,061	1,427	2,552	2,000	2,203	295
	(c)	distributed income of equity investees	—	—	23	75	—	—	—

	(i)	Total Earnings	6,014	3,792	4,290	8,351	7,590	6,462	1,505
(2)	Fixed Charges:
	(a)	interest expensed and capitalized	891	942	1,271	2,462	1,994	2,202	295
	(b)	amortized premiums, discounts and capitalized expenses related to indebtedness: PNC/LaSalle	178	111	145	84	—	—	—
		IRB	10	8	11	6	6	1	—

	(i)	Total Fixed Charges	1,079	1,061	1,427	2,552	2,000	2,203	295

(3)	Ratio of (1)(i) to (2)(i)		5.57	3.57	3.01	3.27	3.80	2.93	5.10

		Pro Forma
(1)	Earnings
	(a)	pretax income from continuing operations, before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees original	4,935		2,840
		add old financing	1,037		1,470
		less new financing	(1,172)		(1,563)
		add excess cash investment	44		58
		pro forma pre tax income	4,844		2,806

	(b)	fixed charges (line (2)(vi))	1,279		1,705
	(c)	distributed income of equity investees	—		—

	(i)	Total Earnings	6,123		4,511
(2)	Fixed Charges:
	(a)	interest expensed and capitalized	1,172		1,563
	(b)	amortized premiums, discounts and capitalized expenses related to indebtedness:	107		143

	(i)	Total Fixed Charges	1,279		1,705

(3)	Ratio of (1)(i) to (2)(i)		4.79		2.65

Pro Forma calculated using the following assumptions (dollars in thousands):

        It is assumed that $25 million is raised in the offering. Of this amount $19,025,000 is used to repay debt and $1,100,000 is used for transaction costs. It is also assumed that the convertible subordinated notes will have a term of 7 years and will bear interest at a rate of 6.25% per annum. In addition it is also assumed that the excess cash remaining after the debt is paid down and the transaction costs are paid, of $4,875,000 will bear interest at the rate of 2.00% per annum.

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  Exhibit 12
CompuDyne Corporation Earnings to Fixed Charges Calculation Based on SEC format (in thousands)